Exhibit 21.01

ORACLE CORPORATION

Subsidiaries of the Registrant

Name of Subsidiary	Place of Incorporation

Oracle International Corporation	California

Oracle Switzerland GmbH, US Branch	California

Oracle America, Inc.	Delaware

Oracle Global Holdings, Inc.	Delaware

Oracle Japan Holding, Inc.	Delaware

Oracle Systems Corporation	Delaware

StorageTek International Corporation	Delaware

Delphi Asset Management Corporation	Nevada

Oracle EMEA & CAPAC Holdings Limited	Bermuda

Oracle International Holdings Limited	Bermuda

Oracle Canada ULC	Canada

Oracle Corporation UK Limited	England and Wales

Oracle Deutschland B.V. & Co. KG	Germany

OCAPAC Holding Company UC	Ireland

OCAPAC Research Partner UC	Ireland

Oracle EMEA Holdings Limited	Ireland

Oracle EMEA Limited	Ireland

Oracle Global Partners	Ireland

Oracle International Group Limited	Isle of Man

Oracle Corporation Japan	Japan

Oracle Software (Schweiz) GmbH	Switzerland